Exhibit 99.1

Brenmiller Receives $450,000 Grant to Supply Low-Carbon Electric
Heat to Wolfson Hospital

●	The grant, provided by the Israel Innovation Authority, will help improve project economics

●	Government incentives for renewable energy projects, like Brenmiller’s bGen™ ZERO for Wolfson Hospital, accelerate market adoption and unlock opportunities for deep decarbonization

Rosh Ha’ayin, Israel, January 18, 2024 – Brenmiller Energy Ltd. (“Brenmiller”, “Brenmiller Energy” or the “Company”) (Nasdaq: BNRG), a global leader in thermal energy storage (“TES”), today announced that it has received a $450,000 grant from the Israel Innovation Authority to be applied to its TES project at Wolfson Hospital in Holon, Israel. The Company previously announced approval from the Israel Ministry of Finance for a $3.7 million budget to develop and operate a bGen™ ZERO system for Wolfson Hospital over a seven-year term. According to the Israel Ministry of Finance, Brenmiller’s TES system has the potential to reduce costs for Wolfson Hospital by up to $1.3 million annually and lower its carbon footprint by 3,900 tons per year.

Capital allocated to accelerate industrial heat decarbonization is at an all-time high, thanks to proposed U.S. tax incentives and various European Union funds and plans. This provides fertile ground for clean energy projects to yield even more attractive returns. Brenmiller, with its strong track record in project financing, is uniquely positioned to capitalize on this momentum and help clients optimize their returns.

“Government funding and incentives have become game-changers,” stated Brenmiller Chairman and CEO, Avi Brenmiller. “They pave the way for profitable, sustainable businesses in clean energy, particularly in thermal energy storage and industrial decarbonization, and accelerate the adoption of new technologies like our bGen™ ZERO.”

This marks the most recent grant received by Brenmiller following a grant for NIS 2.2 million (approximately $595,000) from the Israel Ministry of Environmental Protection to replace fossil fuel boilers and generate clean steam at a beverage plant owned by one of Israel’s largest beverage companies, and a subsidiary of Heineken International B.V., Tempo Beverages Ltd.

Brenmiller’s bGen™ ZERO is a thermal energy storage system that converts electricity into heat to power industrial processes at a price that is competitive with natural gas. The bGen™ charges by capturing low-cost electricity from renewables or the grid and stores it in crushed rocks. It then discharges steam, hot water or hot air on demand according to customer requirements. The bGen™ also supports the development of utility-scale renewables by providing critical flexibility and grid-balancing capabilities. The bGen™ was named among TIME’s Best Inventions of 2023 in the Green Energy category.

About Brenmiller Energy Ltd.

Brenmiller Energy delivers scalable thermal energy storage solutions and services that allow customers to cost-effectively decarbonize their operations. Its patented bGen™ thermal storage technology enables the use of renewable energy resources, as well as waste heat, to heat crushed rocks to very high temperatures. They can then store this heat for minutes, hours, or even days before using it for industrial and power generation processes. With bGen™, organizations have a way to use electricity, biomass and waste heat to generate the clean steam, hot water and hot air they need to mold plastic, process food and beverages, produce paper, manufacture chemicals and pharmaceuticals or drive steam turbines without burning fossil fuels. For more information visit the company’s website at https://bren-energy.com/ and follow the company on X (formerly Twitter) and LinkedIn.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. Statements that are not statements of historical fact may be deemed to be forward-looking statements. For example, the Company is using forward-looking statements in this press release when it discusses: the potential of bGen™ ZERO to reduce costs for Wolfson Hospital by up to $1.3 million annually and lower its carbon footprint by 3,900 tons per year, the projected term of Brenmiller’s project with Wolfson Hospital, that grants are becoming a viable part of transitioning to clean sustainable energy, its potential future projects, the adoption of new technologies like Brenmiller’s bGen™, and that the Company is uniquely positioned to capitalize on the current momentum and help clients optimize their returns. . Without limiting the generality of the foregoing, words such as “plan,” “project,” “potential,” “seek,” “may,” “will,” “expect,” “believe,” “anticipate,” “intend,” “could,” “estimate” or “continue” are intended to identify forward-looking statements. Readers are cautioned that certain important factors may affect the Company’s actual results and could cause such results to differ materially from any forward-looking statements that may be made in this press release. Factors that may affect the Company’s results include, but are not limited to: the Company’s planned level of revenues and capital expenditures; risks associated with the adequacy of existing cash resources; the demand for and market acceptance of our products; impact of competitive products and prices; product development, commercialization or technological difficulties; the success or failure of negotiations; trade, legal, social and economic risks; and political, economic and military instability in the Middle East, specifically in Israel. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, many of which are beyond the control of the Company, including those set forth in the Risk Factors section of the Company’s Annual Report on Form 20-F for the year ended December 31, 2022 filed with the SEC on March 21, 2023, which is available on the SEC’s website, www.sec.gov. The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

Media Contact:

Tori Bentkover

brenmillerenergy@antennagroup.com